Exhibit 99.1

NEWS RELEASE

Endeavour Silver Announces Release Date for
Second Quarter Financial Results

Vancouver, BC, Canada – August 5th, 2009 - Endeavour Silver Corp.  (EDR: TSX, EJD: DB-Frankfurt, EXK: NYSE-Amex) announces that its unaudited financial results for the Second Quarter ended June 30, 2009 will be released during market hours on Thursday August 13th, 2009.

Endeavour Silver Corp. (EDR: TSX, EJD: DB-Frankfurt, EXK: NYSE-Amex) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted four consecutive years of growing silver production and resources.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition program should help Endeavour achieve its goal to become the next premier mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.